TOTAL NUMBER OF SEQUENTIAL PAGES 6
                                                        -
                    EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER 4
                                                            -

                                                              File No: 333-10702




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
                 15d-16 of the Securities Exchange Act of 1934

                              For the month of May,
                                     2003.

                             COCA-COLA EMBONOR S.A.
                              ---------------------
                 (translation of registrant's name into English)

                         Avenida Apoquindo 3721, Piso 10
                           Las Condes, Santiago, Chile
                           ---------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or 40-F:

                           Form 20-F x - Form 40-F ___
                                     --

   Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
                     Commission pursuant to Rule 12g 3-2(b)
                   under the Securities Exchange Act of 1934:

                                    Yes_ No x

ITEM 1. Filing of information on Debt Account with the Superintendencia de Valores y Seguros.

          Complying with the rules of Bulletin number 995 of the Superintendencia de Valores y Seguros of Chile (the "Superintendencia"), the Registrant filed information with the Superintendencia on the Debt Account up to May 31, 2003, corresponding to the issuance on March 25, 1999, in New York of bonds of Coca Cola Embonor S.A. Registrant has caused an English translation of such filing to be prepared, a copy of which is annexed hereto as Exhibit 99.1

ITEM 2.         Exhibits

 Exhibit
  Number                          Description                       Page Number

   99.1            Translation of Information on Debt Account            6

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                             COCA-COLA EMBONOR S.A.
                                  (Registrant)


Date: June 6, 2003.                              By:  /s/ Roger Ford


                                                         Roger Ford
                                                 Chief Financial Officer

Exhibit 99.1

     FORM 1 ON MONTHLY INFORMATION FOR ENTITIES WITH OUTSTANDINB BOND ISSUES

ISSUER:             COCA COLA EMBONOR S.A. THROUGH ITS CAYMAN ISLAND AGENCY
INFORMATION AS OF:  MAY 31, 2003


------------------------------------------------------------------------------------------------------------------------------------
      NUMBER AND DATE         SERIES          DATE OF            PLACEMENT           INITIAL          FACE AMOUNT       ADJUST-
      OF REGISTRATION                         NOMINAL             EXPIRY           FACE AMOUNT         PLACED AND         MENT
          IN THE                               ISSUE               DATE              PLACED           OUTSTANDING        INDEX
    SECURITIES REGISTRY                                                                US$                US$
------------------------------------------------------------------------------------------------------------------------------------
         ISSUED IN            UNIQUE      March 25, 1999      March 15, 2006       143,400,000         143,400,000        US$
         NEW YORK                         March 25, 1999      March 15, 2006        16,600,000          14,600,000        US$
                                       ---------------------------------------------------------------------------------------------
                                              TOTALS                               160,000,000         158,000,000
------------------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------
    ADJUSTED            INTEREST            PAR          INTEREST         AMORTIZATIONS
  FACE AMOUNT         ACCRUED AND          VALUE          PAID IN             PAID
  OUTSTANDING            UNPAID                          THE MONTH        IN THE MONTH
      KCH$                KCH$             KCH$            KCH$               KCH$
--------------------------------------------------------------------------------------------
  102,401,940           2,162,885       104,564,825           -                -
   10,425,860             220,210        10,646,070           -                -
--------------------------------------------------------------------------------------------
  112,827,800           2,383,096        115,210,896          -                -
--------------------------------------------------------------------------------------------



THE UNDERSIGNED DECLARES THAT THE INFORMATION IN THIS FORM IS TRUE AND CORRECT AND HE ASSUMES THE CORRESPONDING LEGAL LIABILITY FOR THE SAME.




   ANDRES VICUNA GARCIA-HUIDOBRO                       -------------------------
         GENERAL MANAGER                                        SIGNATURE




                      MONTHLY CHANGE
            --------------------------------
            EXCHANGE RATE            714.10
            --------------------------------

            --------------------------------
            INTEREST RATE            9.875%
            --------------------------------